EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces Redemption of Series 1A 7.5% Convertible Debentures

OAKVILLE, ON, April 7 /CNW/ - Algonquin Power & Utilities Corp. ("APUC") (TSX: AQN), today announced that it has provided the holders of its Series 1A 7.5% convertible unsecured subordinated debentures due November 30, 2014 (“Debentures”) (TSX: AQN.DB) notice of its intention to redeem, effective May 16, 2011 ("Redemption Date"), all of the issued and outstanding Debentures.

“The issuance of APUC’s Series 1A debentures was completed in 2009 during a very turbulent time in the capital markets. In today’s market, APUC’s lower cost of capital means that converting these relatively high cost Debentures to equity represents an accretive transaction for APUC on both an earnings per share and cash flow per share basis.”, stated David Bronicheski, Chief Financial Officer of APUC. “Additionally, this conversion further strengthens APUC’s balance sheet consistent with our objective of lowering our cost of capital and maintaining a solid investment grade capital structure.”

The redemption will be effected in accordance with the terms and definitions of the trust indenture governing the Debentures. APUC will satisfy its obligation to pay holders of Debentures (“Debentureholders”) by issuing and delivering the number of freely tradeable APUC shares obtained by dividing the aggregate principal amount of Debentures, currently $62,397,050, by 95% of the current market price of APUC shares on the Redemption Date. Unpaid accrued interest on the Debentures will be paid in cash at the time of redemption.

Debentureholders who are not directly the registered holder of the Debentures should contact the financial institution, broker or other intermediary through which they hold their Debentures to discuss the receipt of their redemption proceeds.

ABOUT ALGONQUIN POWER & UTILITIES CORP.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a regulated electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, which together serve approximately 130,000 customers in New Hampshire. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s 2009 annual report and 2010 third quarter report, and APUC’s Annual Information Form dated March 31, 2010. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.